Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: This is more proof that the #NewTMobile will provide the best #5G service for all Americans and help the U.S. achieve a competitive edge globally. @Forbes #5GForAll #5GForGood http://bit.ly/2udpbZa [Info: http://newtmobile.com]

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: By combining @Sprint’s 2.5GHz spectrum and @TMobile’s low-band and mmWave spectrum, #NewTMobile will be able to provide a #5G service that the #US needs to be competitive with other countries. @ForbesTech #5GForAll #5GForGood Info: http://newtmobile.com

T-MOBILE, SPRINT MERGER LIKELY TO BOLSTER U.S. COMPETITIVENESS FOR 5G

Bob O’Donnell

The combined T-Mobile/Sprint is the only U.S. carrier to have active networks with low-band, mid-band and millimeter wave spectrum for 5G.

It’s been a long time coming, but with the recent federal court decision to allow the T-Mobile/Sprint merger to go through, we’re arguably on the cusp of a very important boost in 5G adoption and awareness in the U.S.

The reasons are many, but there are a few that are critical. First, while there’s been a lot of discussion (both for and against the merger) about details of things like how it will impact the average U.S. citizen’s cellphone bill or whether or not it’s creating a tyrannical oligarchy or what kind of coverage improvements we’ll see in rural America, this merger was ultimately about one thing: spectrum. T-Mobile wanted (and successfully argued that they needed) the precious 2.5 GHz mid-band, sub-6 GHz 5G spectrum that Sprint very wisely acquired rights to many years ago.

Now, as the result of the merger, the new T-Mobile is the first major U.S. carrier to have important frequency assets in all three critical spectrum segments: both the low-band (below 1 GHz) and mid-band (2.5-3.5 GHz) portions of sub-6, and millimeter wave (mmWave). (To learn more about spectrum and more potentially confusing issues about 5G, see “The Top 5 Fallacies About 5G”.) To be clear, the company still has an enormous amount of work to do to fully utilize all those assets, but at least they’ve got currently functioning networks in all three of these bands.

From a global competitiveness perspective, this is really important. Despite early U.S. efforts in adopting 5G and the government’s stated goal of leading in 5G, the U.S. is arguably behind many other countries in its use of 5G. The main reason for this lag, ironically, is the long history of wireless innovations and spectrum usage in the U.S. Specifically, most countries that have started to deploy 5G are doing so with mid-band sub-6 GHz spectrum—particularly 3.5 GHz. The reason? These mid-band frequencies offer a solid blend of potential performance improvements vs. 4G LTE as well as reasonable coverage.

The problem in the U.S. is that many frequencies around 3.5 GHz were previously licensed out to other industries or governmental organizations because of all the wireless innovations that have been going on here over the last several decades. The highly coveted “C-Band” spectrum around 3.5 GHz, for example, was licensed by and is currently being used by many large-dish satellite TV services. In addition, the U.S. Dept. of Defense is currently using many other frequencies in that range. As a result, those frequencies haven’t been available for U.S. telecom companies to use for 5G. (Thankfully, upcoming auctions for access to these critical spectrum assets are expected later this year, but it still may take several years after that before they’re widely available for use on 5G networks.) In many other countries, these mid-band frequencies were not previously allocated to other applications, so it was much easier to make them available to local telecom providers in those regions.

Partially as a result of the “legacy” problem around existing spectrum usage in the U.S. , many of the early 5G efforts in the U.S., focused on mmWave. While mmWave can offer incredibly fast downloads speeds, early deployments have shown that its range is very limited. Plus, practically speaking, mmWave signals are only available outdoors (or inside certain venues, such as stadiums and, eventually, airports, etc.), which limits their usefulness for many people. It’s also technically more challenging to create devices and networks that support mmWave technology. For these reasons, very few countries outside the U.S. are doing much with mmWave 5G, instead focusing on mid-band sub-6.

“As a result of the T-Mobile/Sprint merger, the U.S. now has a carrier working to deploy...mid-band sub-6 signals more broadly, and that, in turn, will likely force the other U.S. carriers to ramp up their efforts in these areas.”

As a result of the T-Mobile/Sprint merger, however, the U.S. now has a carrier working to deploy similar types of mid-band sub-6 signals more broadly, and that, in turn, will likely force the other U.S. carriers to ramp up their efforts in these areas. The net result should be a much more competitive U.S., in terms of 5G deployments, versus other nations around the world.

And from a domestic competitiveness perspective, this development is even more important. Remember that even with the combination of T-Mo and Sprint’s customers into a single entity, the new T-Mobile is still the number three carrier in the U.S., behind Verizon and AT&T. However, these new assets make it a significantly stronger and more viable competitor and will enable the new company to have a more meaningful impact on the overall market.

Yes, there are still some of the practical concerns raised earlier about how the merger could impact the average citizen in the near term, but from a longer-term perspective there’s little doubt that it will drive much greater deployment and adoption of 5G—and right now, that’s an important and badly needed development.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.